COMMENTS RECEIVED ON FEBRUARY 14, 2013

FROM EDWARD BARTZ

FIDELITY CAPITAL TRUST (File No. 811-02841)

Fidelity Stock Selector All Cap Fund

N-14 FILED ON FEBRUARY 1, 2013

N-14 Proxy Statement and Prospectus

1. "Exhibit 11 - Legality of Shares Opinion"

C: The Staff requests that the opinion be revised per Section II.B.1.b of the Staff Legal Bulletin No. 19 (CF). Further, the Staff notes that you cannot put any limitation on reliance and requests that such language be revised and/or removed from the opinion.

R: The Registrant's counsel, Dechert LLP, believes that the legal opinion, as issued and filed, addresses all of the concerns articulated by the Division of Corporation Finance's Staff Legal Bulletin No. 19 (Staff Bulletin) and we therefore respectfully decline to file a modified legal opinion.

In discussing the guidance under Section II.B.1.b., the Staff Bulletin states that the "staff understands the corporation law term ´non-assessable' to have no statutory equivalent in the case of equity securities of limited liability companies, limited partnerships or statutory trusts" and that the "corporation law phrase ´fully paid'" likewise has no statutory equivalent for such entities. The Staff Bulletin suggests that a legal opinion for such entities instead should address whether purchasers of securities "will have any obligation to make payments to the registrant or its creditors (other than the purchase price for the securities) or contributions to the registrant or its creditors solely by reason of the purchasers' ownership of the securities." Article III, Section 1 of the Registrant's Declaration of Trust provides that each Share created under the Declaration of Trust "shall be fully paid and non-assessable." This language in the Declaration of Trust requires that (i) the Registrant take all of the steps necessary to ensure that the shares of the Acquiring Fund issued to its new shareholders, in connection with the Reorganizations, have been issued for full consideration and (ii) shareholders receiving such shares will not be subject to further payments or other obligations as a result of the ownership of the new shares. In Dechert's view, the current Dechert legal opinion fully affirms that (i) the shares of the Acquiring Fund, upon issuance, will be legally issued, fully paid and non-assessable, and (ii) shareholders will not be obligated to make future payments or contributions to the Acquiring Fund because they own Acquiring Fund shares precisely as is discussed in the Staff Bulletin (i.e., in the first two paragraphs that follow the first bullet). We believe that no other interpretation of the provisions of the Declaration of Trust and the Dechert legal opinion (based on the Declaration of Trust and each Agreement and Plan of Reorganization) are possible.

In discussing the guidance under Section II.B.3.d, the Staff Bulletin states that "[t]he staff does not accept any limitation on reliance," and that "[p]urchasers of the securities in the offering are entitled to rely on the opinion." While the Dechert legal opinion provides that the opinion is "solely for [the Acquiring Fund's] benefit," we believe it is incorrect to construe that statement to mean that it is not for the benefit of the Acquiring Fund's new shareholders, since the shares of the Acquiring Fund issued in connection with the Reorganization will be issued solely for the benefit of the new shareholders receiving the shares. Thus, Dechert believes that the Dechert legal opinion is for the benefit of such new Acquiring Fund shareholders and that such shareholders should be able to rely on the Dechert legal opinion, as filed.

2. "Introduction"

"The following documents have been filed with the SEC and are incorporated into this Proxy Statement by reference, which means they are part of this Proxy statement for legal purposes:"
* * *
"(xx) the Semiannual report for Large Cap Growth for the period ended July 31, 2012, relating to Fidelity Large Cap Growth Fund shares, a retail class of Large Cap Growth;
(xxi) the Semiannual report for Large Cap Growth for the period ended July 31, 2012, relating to Class A, Class T, Class B, and Class C shares;
(xxii) the Semiannual report for Large Cap Growth for the period ended July 31, 2012, relating to Institutional Class shares;"

C: The Staff questioned why financial reports for all funds are not incorporated by reference in this section.

R: The Proxy Statement/Prospectus incorporates by reference the most recent Semiannual report for each class of Fidelity Large Cap Growth Fund in order to incorporate by reference the financial highlights of each class for the six-month period following the end of the fund's last fiscal year ("Stub Period Financial Highlights"). Including the Stub Period Financial Highlights for Fidelity Large Cap Growth Fund is required to satisfy Instruction 1(a) to Item 13 of Form N-1A. That instruction requires a fund's financial highlights to "present the information for the period between the end of the latest fiscal year and the date of the latest balance sheet or statement of assets and liabilities."

None of the other funds have issued a balance sheet or statement of assets and liabilities since the end of the relevant fiscal year and, therefore, including the Stub Period Financial Highlights in the Proxy Statement/Prospectus is not necessary for those funds.

Please also note that the financial statements required for each fund under Item 14 of Form N-14 are incorporated by reference into the Statement of Additional Information that is a part of the Proxy Statement/Prospectus.

3. "Synopsis"

"What are the reasons for each proposal?

Proposal 1 - 130/30 Large Cap: The Board of Trustees considered the following factors, among others, in determining to recommend that you vote in favor of your fund's Reorganization by approving your fund's Agreement. The Board considered that the Reorganization will permit shareholders to pursue similar investment goals in a larger combined fund that has a similar investment objective. The Board also considered that the Reorganization will qualify as a tax-free exchange for federal income tax purposes, and that based on data for the 12 months ended September 30, 2012, and assuming all fund Reorganizations are approved, shareholders are expected to benefit from an estimated net expense reduction.

Based on data for the 12 months ended November 30, 2012, and assuming all proposals are approved, shareholders are expected to benefit from a net expense reduction of 0.42% to 0.57% of average net assets (including performance adjustments, but excluding dividend and interest on securities sold short), depending on class. The expected net expense reduction excludes 130/30 Large Cap's dividend and interest expense on securities sold short, since Stock Selector All Cap does not incur such an expense.

Proposal 2 - Advisor Strategic Growth: The Board of Trustees considered the following factors, among others, in determining to recommend that you vote in favor of your fund's Reorganization by approving your fund's Agreement. The Board considered that the Reorganization will permit shareholders to pursue similar investment goals in a larger combined fund that has a similar investment objective. The Board also considered that the Reorganization will qualify as a tax-free exchange for federal income tax purposes, and that based on data for the 12 months ended September 30, 2012, and assuming all fund Reorganizations are approved, shareholders are expected to benefit from an estimated net expense reduction.

Based on data for the 12 months ended November 30, 2012, and assuming all proposals are approved, shareholders are expected to benefit from a net expense reduction of 0.12% to 0.19% of average net assets (including performance adjustments), depending on class.

Proposal 3 - Large Cap Growth: The Board of Trustees considered the following factors, among others, in determining to recommend that you vote in favor of your fund's Reorganization by approving your fund's Agreement. The Board considered that the Reorganization will permit shareholders to pursue similar investment goals in a larger combined fund that has a similar investment objective. The Board also considered that the Reorganization will qualify as a tax-free exchange for federal income tax purposes, and that based on data for the 12 months ended September 30, 2012, and assuming all fund Reorganizations are approved, shareholders are expected to benefit from an estimated net expense reduction.

Based on data for the 12 months ended November 30, 2012, and assuming all proposals are approved, shareholders are expected to benefit from a net expense reduction of 0.07% to 0.15% of average net assets (including performance adjustments), depending on class. Expenses of Institutional Class are expected to remain the same.

Proposal 4 - Tax Managed Stock: The Board of Trustees considered the following factors, among others, in determining to recommend that you vote in favor of your fund's Reorganization by approving your fund's Agreement. The Board considered that the Reorganization will permit shareholders to pursue similar investment goals in a larger combined fund that has a similar investment objective. The Board also considered that the Reorganization will qualify as a tax-free exchange for federal income tax purposes, and that based on data for the 12 months ended September 30, 2012, and assuming all fund Reorganizations are approved, shareholders are expected to benefit from an estimated net expense reduction.

Based on data for the 12 months ended November 30, 2012, and assuming all proposals are approved, shareholders are expected to benefit from a net expense reduction of 0.12% to 0.21% of average net assets (including performance adjustments), depending on class."

C: The Staff requests that we mention the voluntary waivers in place for three of the four target funds.

R: We will make the following change to the relevant sentence in each excerpt above:

"The Board also considered that the Reorganization will qualify as a tax-free exchange for federal income tax purposes, and that based on data for the 12 months ended September 30, 2012, and assuming all fund Reorganizations are approved, shareholders are expected to benefit from an estimated ~~net expense~~ reduction in net expenses (i.e., taking into account the fund's current expense arrangements including, to the extent applicable, the fund's current [voluntary][contractual] expense cap)."

4. "Synopsis"

"How do each target fund's investment objectives, strategies, policies, and limitations compare to those of Stock Selector All Cap?

 All of the funds are equity funds that invest primarily in common stocks. The target funds typically make their investments directly, while Stock Selector All Cap invests in sector central funds, which invest in stocks. Although each target fund has investment objectives and principal investment strategies similar to those of Stock Selector All Cap, there are some differences of which you should be aware, as shown in each table below."

C: The Staff requests that we include a discussion of how the funds' respective investment objectives, strategies, policies, and limitations are different.

R: We believe that presenting the strategies side by side in a tabular format is an effective way to highlight the differences between the funds. Accordingly, we have not modified disclosure.

5. "Synopsis"

"How do the funds' fees and operating expenses compare, and what are the combined fund's fees and operating expenses estimated to be following the Reorganization?

The following tables and accompanying attachments allow you to compare the fees and expenses of each fund and to analyze the pro forma estimated fees and expenses of the combined fund."

C: The Staff requests that we refer specifically to attachments 1A - 1D.

R: We will edit the sentence as follows:

"The following tables together with ~~and accompanying~~ attachments 1A-D, 2, and 3 allow you to compare the fees and expenses of each fund and to analyze the pro forma estimated fees and expenses of the combined fund."

6. "Synopsis"

Class A

Shareholder Fees (fees paid directly from your investment)

	130/30 Large Cap	Advisor Strategic Growth	Large Cap Growth	Tax Managed Stock	Stock Selector All Cap	Stock Selector All Cap Pro forma Combined
Maximum sales charge (load) on purchases (as a % of offering price)	5.75%	5.75%	5.75%	5.75%	5.75%	5.75%
Maximum contingent deferred sales charge (as a % of the lesser of original purchase price or redemption proceeds)	NoneA	NoneA	NoneA	NoneA	NoneA	NoneA

A Class A purchases of $1 million or more will not be subject to a front-end sales charge. Such Class A purchases may be subject, upon redemption, to a contingent deferred sales charge (CDSC) of 1.00%.

Class T

Shareholder Fees (fees paid directly from your investment)

	130/30 Large Cap	Advisor Strategic Growth	Large Cap Growth	Tax Managed Stock	Stock Selector All Cap	Stock Selector All Cap Pro forma Combined
Maximum sales charge (load) on purchases (as a % of offering price)	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%
Maximum contingent deferred sales charge (as a % of the lesser of original purchase price or redemption proceeds)	NoneA	NoneA	NoneA	NoneA	NoneA	NoneA

A Class T purchases of $1 million or more will not be subject to a front-end sales charge. Such Class T purchases may be subject, upon redemption, to a contingent deferred sales charge (CDSC) of 0.25%.

C: The Staff requests we update the maximum contingent deferred sales charge line items to read "1.00%" for Class A and "0.25%" for Class T instead of "none."

R: Were we to make the requested change, the tables would reflect more than one type of sales charge. We understand that this is appropriate, in accordance with Instruction 2(a)(ii) to Item 3, "[i]f more than one type of sales charge (load) is imposed (e.g., a deferred sales charge (load) and a front-end sales charge (load))" (in which case the first caption in the table would read "Maximum Sales Charge (Load)" and would show the maximum cumulative percentage). However, we believe this result would not be appropriate for these funds as they do not charge both a front-end sales charge and deferred sales charge with respect to the same shares, and therefore reflecting a maximum cumulative percentage would overstate the maximum that could be charged. Since we believe it is important to communicate that certain purchases not subject to a front-end sales charge may be subject to a deferred sales charge instead, we disclose the maximum front-end sales charge in the tables and include a footnote to the tables, consistent with Instruction 2(a)(i), related to the amount of the deferred sales charge that may apply if a front-end sales charge does not. Accordingly, we have not modified disclosure.

7. "Comparison of Principal Risk Factors"

C: The Staff requests that we include a discussion of the risks of Fidelity Stock Selector All Cap Fund that are not currently associated with the target funds.

R: Each of Fidelity Stock Selector All Cap's principal investment risks - i.e., stock market volatility, foreign exposure, and issuer-specific risks - are also principal investment risks of each target fund. Accordingly, we have not modified disclosure.

8. "The Proposed Transactions - Capitalization"

(Example from Proposal 1)
"The following table shows the capitalization of 130/30 Large Cap and Stock Selector All Cap as of November 30, 2012, and on a pro forma combined basis (unaudited) as of that date giving effect to the Reorganization. As of November 30, 2012, the net assets of 130/30 Large Cap were $18,634,423, or 0.63% of Stock Selector All Cap."

C: The Staff noted that the as of date for the capitalization table should be within 30 days of the N-14 filing date.

R: We will revise the capitalization table accordingly.

9. "Synopsis"

(Example from Proposal 1)

"Tax Position as of December 31, 2012

Fund Name	Fiscal Year End	Assets	Capital Loss Carryforwards ("CLC's") as of the Fund's Most Recent Fiscal Year End	Current Fiscal Year Net Realized Gains/ (Losses)	Net Unrealized Gains/ (Losses)
130/30 Large Cap	11/30	$18.60	($67.46)*	$0.43	$1.13
Stock Selector All Cap	9/30	$3,077.76	($264.45)**	$21.04	$447.91

All Data in Millions

* Approximately $12.67 million of these CLCs expire in 2016 and approximately $54.80 million of these CLCs expire in 2017.

** Approximately $57.30 million of these CLCs expire in 2015, approximately $30.05 million of these CLCs expire in 2016 and approximately $177.10 million of these CLCs expire in 2017. Stock Selector All Cap's ability to use some of these CLCs is limited as a result of prior ownership changes. In January 2012, Stock Selector All Cap had an ownership change as a result of large subscriptions, triggering limits on the use of Stock Selector All Cap's CLCs to offset future capital gains. In addition, in October 2012, Advisor Stock Selector All Cap merged into Stock Selector All Cap, triggering an ownership change for Advisor Stock Selector All Cap and triggering limits on Stock Selector All Cap's ability to use Advisor Stock Selector All Cap's CLCs (which carried over to Stock Selector All Cap as a result of the merger) to offset future capital gains. FMR does not expect either ownership change to prevent Stock Selector All Cap from fully utilizing its CLCs before they expire."

C: The Staff requests that the "Assets" and "Capital Loss Carryforwards" columns indicate that numbers are stated in millions.

R: To address the Staff's comment we will add a footnote anchor as shown below:

(Example from Proposal 1)

"Tax Position as of December 31, 2012

Fund Name	Fiscal Year End	Assets†	Capital Loss Carryforwards ("CLC's") as of the Fund's Most Recent Fiscal Year End†	Current Fiscal Year Net Realized Gains/ (Losses)†	Net Unrealized Gains/ (Losses)†
130/30 Large Cap	11/30	$18.60	($67.46)*	$0.43	$1.13
Stock Selector All Cap	9/30	$3,077.76	($264.45)**	$21.04	$447.91

† All Data in Millions

* Approximately $12.67 million of these CLCs expire in 2016 and approximately $54.80 million of these CLCs expire in 2017.

** Approximately $57.30 million of these CLCs expire in 2015, approximately $30.05 million of these CLCs expire in 2016 and approximately $177.10 million of these CLCs expire in 2017. Stock Selector All Cap's ability to use some of these CLCs is limited as a result of prior ownership changes. In January 2012, Stock Selector All Cap had an ownership change as a result of large subscriptions, triggering limits on the use of Stock Selector All Cap's CLCs to offset future capital gains. In addition, in October 2012, Advisor Stock Selector All Cap merged into Stock Selector All Cap, triggering an ownership change for Advisor Stock Selector All Cap and triggering limits on Stock Selector All Cap's ability to use Advisor Stock Selector All Cap's CLCs (which carried over to Stock Selector All Cap as a result of the merger) to offset future capital gains. FMR does not expect either ownership change to prevent Stock Selector All Cap from fully utilizing its CLCs before they expire."

10. Tandy Representations

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.